Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

First Majestic Silver Corp. (“First Majestic” or the “Company”)

925 West Georgia Street, Suite 1800

Vancouver, BC, V6C 3L2 Canada

ITEM 2:	DATE OF MATERIAL CHANGE

September 5, 2024

ITEM 3:	NEWS RELEASE

A news release announcing the material change referred to in this report was disseminated on September 5, 2024 through the newswire services of Newsfile and a copy was subsequently filed on SEDAR+.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On September 5, 2024, First Majestic and Gatos Silver, Inc. (“Gatos”) announced that they have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which First Majestic will acquire all of the issued and outstanding common shares of Gatos.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On September 5, 2024, Gatos, a Delaware corporation, First Majestic, a British Columbia company and Ocelot Transaction Corporation, a Delaware corporation and wholly owned subsidiary of First Majestic (“Merger Sub”), entered into the Merger Agreement, pursuant to which Gatos and First Majestic have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger whereby Merger Sub will merge with and into Gatos, resulting in Gatos surviving the merger as a wholly owned subsidiary of First Majestic (the “Transaction”). The closing of the Transaction is expected to occur in early 2025, subject to the satisfaction or waiver of the conditions precedent to such closing, but in any event not earlier than January 15, 2025.

The board of directors of each of Gatos and First Majestic have unanimously approved the Merger Agreement and the transactions contemplated thereby and, in the case of Gatos, based on the unanimous recommendation of a special committee of independent directors of Gatos.

Merger Agreement

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of Gatos (the “Gatos Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding Gatos Common Stock owned by Gatos, First Majestic, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries) will automatically be converted into the right to receive 2.55 common shares of First Majestic (“First Majestic Common Shares”). The Transaction will result in Gatos shareholders owning approximately 38% of the outstanding First Majestic Common Shares following the Effective Time (based on current outstanding shares). The Merger Agreement provides that, at the Effective Time, the outstanding and unexercised Gatos options to purchase shares of Gatos Common Stock (whether vested or unvested) will automatically be exchanged for options with respect to First Majestic Common Shares determined based on the exchange ratio. The Merger Agreement provides that, at the Effective Time, First Majestic will assume all rights and obligations in respect of the 2023 Gatos Amended and Restated Long Term Incentive Plan (the “Gatos LTIP”), the outstanding and unvested notional instruments entitling holders to receive a certain number of shares of Gatos Common Stock (the “Gatos DSUs”), performance-vesting restricted stock units covering shares of Gatos Common Stock (the “Gatos PSUs”) and time-vesting restricted stock units covering shares of Gatos Common Stock (the “Gatos RSUs”) will vest (if at all) in accordance with the terms of the Gatos LTIP and the relevant Gatos award agreements and each Gatos DSU, Gatos PSU and Gatos RSU that is vested or becomes vested in connection with the Transaction will settle for a number of First Majestic Common Shares determined based on the exchange ratio.

Governance

The Merger Agreement provides that, subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic will consider for appointment to the First Majestic board of directors, in accordance with First Majestic’s governing documents, one director mutually agreeable to Gatos and First Majestic, effective immediately following the Effective Time, to serve until the next annual meeting of First Majestic shareholders.

Conditions to the Merger

The completion of the Transaction is subject to the satisfaction or waiver (where permitted) of certain conditions, including (i) the approval of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Gatos Common Stock entitled to vote thereon; (ii) the approval of the issuance of the First Majestic Common Shares to be issued as merger consideration in the Transaction by the affirmative vote of the holders of a simple majority of the votes cast by holders of First Majestic Common Shares present in person or by proxy at the special meeting of holders of First Majestic Common Shares to be held for such purpose; (iii) the receipt of all required approvals pursuant to Mexico’s antitrust law; (iv) the absence of any law or order preventing, prohibiting or making illegal the consummation of the Transaction; (v) the effectiveness of a registration statement on Form F-4 in connection with the issuance of First Majestic Common Shares as merger consideration, which will include a prospectus relating to the First Majestic Common Shares and a proxy statement relating to the Gatos special stockholder meeting to approve the Transaction (the “Form F-4”) and the absence of any stop order or proceedings to that effect by the SEC; (vi) the approval of the First Majestic Common Shares to be issued as merger consideration in the Transaction for listing on the New York Stock Exchange and the conditional approval for such shares to be listed on the Toronto Stock Exchange (subject only to customary listing conditions); and (vii) the receipt by Gatos of an opinion from legal counsel to the effect that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986. The obligation of each of Gatos and First Majestic to consummate the Transaction is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), the performance by the other party, in all material respects, of such other party’s covenants and agreements under the Merger Agreement and the absence of the occurrence of a Gatos Material Adverse Effect (in the case of First Majestic) or a First Majestic Material Adverse Effect (in the case of Gatos) (in either case, as defined in the Merger Agreement) with respect to such other party from the date of the Merger Agreement through the Effective Time.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties made by each of Gatos and First Majestic that are generally mutual, and also contains customary pre-closing covenants, including covenants, among others, of each party (i) to operate its businesses in the ordinary course in all material respects and to refrain from taking certain actions without the other party’s consent (subject to certain exceptions), (ii) not to solicit, initiate, knowingly encourage or knowingly facilitate any competing inquiry, proposal or offer relating to the acquisition or purchase of 20% or more of the consolidated assets of such party or 20% or more of the equity or voting securities of such party (a “Competing Proposal”), and, subject to certain exceptions, not to participate or engage in any negotiations or discussions regarding, or furnish any nonpublic information relating to such party in connection with, any such Competing Proposal and (iii) to use their respective reasonable best efforts to take all actions necessary to consummate the Transaction, including by making appropriate filings under Mexico’s antitrust law. In addition, the Merger Agreement contains covenants that require each of First Majestic and Gatos to call and hold a special shareholder meeting and, subject to certain exceptions, require each of the board of directors of First Majestic and Gatos to recommend to its shareholders, in the case of Gatos, to approve the Transaction and adopt the Merger Agreement and, in the case of First Majestic, to approve the issuance of First Majestic Common Shares to be issued in the Transaction.

The Merger Agreement provides for certain termination rights for both Gatos and First Majestic customary in similar transactions, including if the Effective Time has not occurred by April 30, 2024 (subject to extension in certain circumstances set out in the Merger Agreement). The Merger Agreement further provides that a termination fee equal to $28 million will be payable by Gatos, and $46 million will be payable by First Majestic, in each case, upon termination of the Merger Agreement under certain circumstances, including in connection with a Gatos Superior Proposal or a First Majestic Superior Proposal (each as defined in the Merger Agreement), respectively.

The foregoing description of the Transaction and the Merger Agreement does not purport to be a complete description of all the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed on September 6, 2024 on First Majestic’s SEDAR+ profile. A copy of the Merger Agreement has been included solely to provide investors with information regarding its terms and is not intended to provide any factual information about Gatos, First Majestic or their respective subsidiaries or affiliates.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement, for the benefit of the parties to the Merger Agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Gatos’ or First Majestic’s shareholders or any other person. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating contractual risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations, warranties and covenants in the Merger Agreement or any descriptions thereof may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and should be read in conjunction with other information regarding Gatos and First Majestic that is or will be contained in or incorporated by reference into the documents that Gatos or First Majestic files or has filed with applicable Canadian securities regulatory authorities and unless required by applicable law, neither Gatos nor First Majestic undertakes any obligation to update such information.

Voting and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Electrum Silver US LLC and certain of its affiliates (“Electrum”) and each director and certain senior executive officers of Gatos (collectively, with Electrum, the “Supporting Stockholders”) have entered into a voting and support agreement (collectively, the “Gatos Voting and Support Agreements”) with First Majestic to, among other things, vote all Gatos Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any other proposal in respect of which the vote or written consent of such Supporting Stockholder could reasonably be expected to facilitate the approval of the Transaction, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of Gatos under the Merger Agreement or the Supporting Stockholder under the relevant Voting and Support Agreement, (iv) against any amendment to Gatos’ articles of incorporation or bylaws that would reasonably be expected to prohibit or impede the timely consummation of the Merger and (v) against any change in a majority of the board of directors of Gatos. The Supporting Stockholders are collectively the beneficial owners of approximately 32% of the outstanding Gatos Common Stock.

The foregoing summary of the Gatos Voting and Support Agreements does not purport to be a complete description of all the parties’ rights and obligations under such agreements and is qualified in its entirety by reference to the full text of Voting and Support Agreement with Electrum and the Form of the Voting and Support Agreements with the directors and certain executive officers of Gatos, copies of which are filed on First Majestic’s SEDAR+ profile.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Samir Patel, General Counsel and

Corporate Secretary at 604-688-3033.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated September 6, 2024.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, “forward-looking statements”). These statements relate to future events or the future performance, business prospects or opportunities of First Majestic and Gatos that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management of First Majestic and/or Gatos made in good faith in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: closing of the Transaction and the terms and timing related thereto; the timing and receipt of required shareholder, stock exchange and regulatory approvals; satisfaction of the conditions to complete the Transaction; and expected listing of shares on the NYSE and the Toronto Stock Exchange. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: satisfaction or waiver of all applicable closing conditions for the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more particularly set forth in the Merger Agreement and the timing of the closing of the Transaction and the failure of the Transaction to close for any reason; the outcome of any legal proceedings that may be instituted against First Majestic or Gatos and others related to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; risks relating to the value of the consideration to be issued in connection with the Transaction; the diversion of management time on pending Transaction-related issues; the synergies expected from the Transaction not being realized; business integration risks; fluctuations in security markets; the duration and effects of the COVID-19, and any other pandemics on operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; availability of sufficient water for operating purposes; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; risks related to international operations; risks related to joint venture operations; outcomes of pending litigation; changes in taxation, controls and political or economic developments; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom First Majestic or Gatos does business; limitations on insurance coverage; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted or pending in Mexico, whether or not currently in force; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; First Majestic’s and Gatos’ title to properties, changes in climate conditions and extreme weather events, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in First Majestic’s most recently filed AIF, available under its profile on SEDAR+ at www.sedarplus.ca, and as an exhibit to its most recently filed Form 40-F available on EDGAR at www.sec.gov/edgar or on First Majestic’s website and (b) the Gatos’ Annual Report on Form 10-K for the year ended December 31, 2023, available on EDGAR at www.sec.gov/edgar or on Gatos’s websiteIn addition, the failure of a party to comply with the terms of the Merger Agreement may result in that party being required to pay a fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations. Although First Majestic and Gatos have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. First Majestic believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information, except as required by applicable laws.